Exhibit 3.119

MICHIGAN DEPARTMENT OF COMMERCE - CORPORATION AND SECURITIES BUREAU

ARTICLES OF INCORPORATION

Filed 7/12/1982

1. The name of the corporation is BURLINGTON COAT FACTORY WAREHOUSE OF DETROIT, INC.

2. The purposes or purposes for which the corporation is organized is to engage in any activity within the purposes for which corporations may be organized under the Business Corporation Act of Michigan.

To establish and conduct a general department store business.

3. The total authorized capital stock is: Common Shares - one thousand (1,000)

Par value per share - $1.00

4. The name of the initial resident agent at the registered office is United States Corporation Company

5. The name and address of the Incorporator is as follows: Diane Princi, 70 Pine Street, New York, New York 10270

9th day of July 1982

/s/ Diane Princi